Exhibit 21.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation

DBV Technologies Inc.	Delaware, United State of America

DBV Technologies Australia PTY Ltd.	New South Wales, Australia

DBV Pharma S.A.S.	France